

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2015

<u>Via E-mail</u>
Jason T. Young
Chairman and Chief Executive Officer
ARC Group Worldwide, Inc.
810 Flightline Blvd.
Deland, Florida 32724

      Re: ARC Group Worldwide, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2014
              Filed November 12, 2014
              File No. 001-33400

Dear Mr. Young:

This confirms that we advised you on March 30, 2015 that we had completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Erin K. Jaskot, *for*

                    for Pamela Long
                    Assistant Director

CC: Travis L. Gering (*via E-mail*)
         Wuersch & Gering, LLP